UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number	001-37724
ENDESA AMÉRICAS S.A.
(Exact name of registrant as specified in its charter)
Santa Rosa 76, Santiago, Chile (56-2) 2353-4400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
American Depositary Shares, Each Representing 30 Shares of Common Stock, no par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:  :         0

Pursuant to the requirements of the Securities Exchange Act of 1934, Enel Américas S.A., successor by merger to Endesa Américas S.A., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 20, 2016	By:	/s/ Javier Galan
Name: Javier Galan
Title: CFO